Exhibit 99.2

CONSENT OF EXPERT

May 18, 2023

Caledonia Mining Corporation Plc

United States Securities and Exchange Commission Ladies and Gentlemen:

Re: Caledonia Mining Corporation Plc

I, Dana Roets, do hereby consent to:

(1)	the inclusion in the Form 6-K of Caledonia Mining Corporation Plc (the “Company”) dated May 15, 2023 of the technical information contained in the Company’s Management’s Discussion and Analysis for the quarter ended March 31, 2023 attached to the Form 6-K as Exhibit 99.2 (the “MD&A Technical Information”) filed with the United States Securities and Exchange Commission (the “SEC”);

(2)	the inclusion of the scientific and technical information contained in Company’s prospectus supplement (the “Prospectus Supplement”) dated May 18, 2023 to the Company’s Registration Statement on Form F-3 (File No. 333-255500) (the “Prospectus Technical Information” and together with the MD&A Technical Information, the “Technical Information”) filed with the SEC;

(3)	the reference to me under the heading “Experts” in the Prospectus Supplement; and

(4)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-3 (No. 333-255500), and any amendments thereto, filed with the SEC.

By:	/s/ Dana Roets
Dana Roets